Exhibit 3.34

Millennium Operations LLC

OPERATING AGREEMENT

Organized Under the Delaware

Limited Liability Company Act

Effective Date: January 1, 2015

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TABLE OF CONTENTS

Page
Signature Page	22
Schedule A	A-1

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OPERATING AGREEMENT

This Operating Agreement (the “Agreement”) evidences the mutual agreement of the Members (as defined below) in consideration of their contributions and promises each to the other, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., (as amended from time to time, the “Act”).

RECITALS

WHEREAS, Cedar Fair, an Ohio general partnership (“Cedar Fair”), was organized effective January 1, 1998 to operate the amusement parks known as Cedar Point in Sandusky, Ohio; Valleyfair near Minneapolis, Minnesota; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Worlds of Fun/Oceans of Fun in Kansas City, Missouri and Knott’s Berry Farm in Buena Park, California (together the “Parks”), hotels and restaurants located at the Parks, and all rides, amusements, concessions, parking and other activities then or thereafter operated at or in connection with such Parks (all such Parks, hotels, restaurants, rides, etc. referred to as the “Assets”);

WHEREAS, the general partners of Cedar Fair were Magnum Management Corporation, an Ohio corporation (“Magnum”), Cedar Fair, L.P., a Delaware publicly-traded partnership (“CFLP”), and Knotts Berry Farm, a California general partnership (“Knotts GP”), with Magnum serving as the managing partner;

WHEREAS, Knotts GP had contributed to the capital of Cedar Fair the long-term use of the Assets related to Knotts Berry Farm, and CFLP had contributed to the capital of Cedar Fair the long-term use of the Assets related to the other Parks;

WHEREAS, effective as of December 1, 2014, CFLP contributed the Assets related to each of its Parks (but not its interest in Cedar Fair) to a separate single member Delaware limited liability company, viz., Cedar Point was contributed to Cedar Point Park LLC (“Cedar Point”), Valleyfair was contributed to Valleyfair LLC (“Valleyfair”), Worlds of Fund was contributed to Worlds of Fun LLC (“Worlds of Fun”) and Dorney Park was contributed to Dorney Park LLC (“Dorney Park”);

WHEREAS, effective as of December 30, 2014, Knotts GP converted into a Delaware limited liability company with the name of Knotts Berry Farm LLC (as so converted, “Knotts”), and effective as of the close of business on December 31, 2014, Magnum distributed its 0.1% interest in Knotts to CFLP, causing Knotts to become a single member limited liability company;

WHEREAS, effective as of the close of business on December 31, 2014, Cedar Fair converted into a Delaware limited liability company and changed its name to Millennium Operations LLC, and therefore the Company is the successor to Cedar Fair;

WHEREAS, effective as of the close of business on December 31, 2014, CFLP contributed all of its interests in Cedar Point, Valleyfair, Worlds of Fun, Dorney Park and Knotts to the Company, as its capital contribution replacing the prior capital contributions of CFLP and Knotts GP to Cedar Fair; and

WHEREAS, the members of the Company (“Members”) as of the effective date hereof are CFLP and Magnum, with Magnum serving as the managing member (“Managing Member”).

ARTICLE I

NAME; TERM; PLACE OF BUSINESS; DEFINITIONS

1.1 Name. The name of the limited liability company formed hereunder (the “Company”) is “Millennium Operations LLC.” The Managing Member may change the name of the Company at any time and from time to time and may also operate the business at the same time under one or more fictitious names.

1.2 Effective Date; Term. This Agreement shall be effective as of the date indicated on the cover page hereof, and shall continue in perpetuity, unless earlier terminated pursuant to the provisions of this Agreement.

1.3 Office; Place of Business. The location of the principal office of the Company shall be as indicated on Schedule A attached hereto. The Managing Member may change the location of such office, establish additional offices or places of business of the Company or enter into such contracts or hire such agents in such other locations, inside and outside of the State of Delaware, as it deems necessary or desirable in the conduct of the business of the Company.

1.4 Definitions. Capitalized terms used in this Agreement shall have the meanings as defined throughout the text of this Agreement. A list of such definitions is contained in section 10.1.

ARTICLE II

CHARACTER OF BUSINESS

2.1 Character of the Business. The general character of the business of the Company is to operate the Parks and all related Assets. The Company shall not engage in any other line of business or activity.

ARTICLE III

MEMBERS; RIGHTS AND POWERS OF MEMBERS

3.1 Members. The Members of the Company shall be those persons identified as such on Schedule A, as such Schedule shall be amended from time to time. No Member shall take any action on behalf of the Company unless such action has been approved by Members holding a majority of the Percentage of Company Interest of all the Members. Notwithstanding the preceding sentence, the Managing Member may act on behalf of the Company as to the matters listed in section 3.2 without the prior approval of any other Member, subject to the limitations contained in Section 3.4. The names and addresses of the Members and their Percentage of Company Interest are set forth on Schedule A, as such Schedule shall be amended from time to time.

3.2 Rights and Powers of Managing Member. Subject to the limitations contained in section 3.4, the Managing Member may take the following actions on behalf of the Company without seeking or obtaining the prior approval of any other Member, as long as such actions are taken in good faith and in the best interests of the Company:

(a)	acquire property on such terms as are approved by the Members;

(b)	take any and all actions with respect to the day-to-day management of properties owned or operated by the Company, including, without limitation, negotiation and execution of leases and contracts;

(c)	borrow money on such terms as it may determine from banks, other lending institutions, and other lenders, including any Member or Affiliate of a Member in connection with the day-to-day management of the Company, and to pledge or mortgage Company assets to secure repayment of the borrowed sums, and to execute in connection therewith any notes, security agreements, mortgages, pledges, deeds of trust or other loan documents required by any lender in connection therewith;

(d)	invest Company funds in bank savings accounts, savings and loan associations, commercial paper, government securities, certificates of deposit, bankers’ acceptances and other interest bearing obligations, and deposit, withdraw, pay, retain and distribute Company funds in any manner consistent with the provisions of this Agreement;

(e)	perform any and all acts necessary to pay any and all organizational expense incurred in the creation of the Company and in raising additional capital, including without limitation broker’s commissions, legal and accounting fees (it being understood that all expenses incurred in the creation of the Company and the commencement of the Company business shall be borne by the Company); and compromise, arbitrate or otherwise settle or adjust claims in favor of or against the Company and commence or defend litigation with respect to the Company or any assets of the Company as deemed advisable, all or any of the above matters being at the expense of the Company, and execute, acknowledge and deliver any and all instruments to effect any and all of the foregoing;

(f)

purchase goods or services, including management and leasing from any corporation or other form of business enterprise whether or not such corporation or business enterprise is owned or controlled, or affiliated with any Member, or corporations or business enterprises in which any Member may have an interest as a shareholder, officer, director, member, partner or proprietor, and any profits or income earned by such corporation or business enterprise as the result of such transaction shall belong to it and not to the Company;

(g)	establish Company offices at such places as may be appropriate, obtain the services of independent contractors and consultants, engage counsel, and otherwise arrange for the facilities and personnel necessary to carry out the purposes and business of the Company, the cost and expense thereof and incidental thereto to be borne by the Company;

(h)	from time to time as it deems advisable, select natural persons to be officers of the Company (the “Officers”) and assign titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person;

(i)	arrange for a facsimile signature for itself for the purpose of executing such checks or other writings or legal instruments as may be necessary or desirable in the Company business; and

(j)	maintain any insurance coverage deemed necessary or appropriate, in such amounts and of such types as it shall determine, including without limitation public liability insurance coverage and insurance covering the indemnification by the Company provided in section 3.5.

3.3 Duties of Managing Member; Not Required to Devote Full Time. The Managing Member shall manage or cause to be managed the affairs of the Company in a prudent and businesslike manner and shall devote such time to the Company affairs as it shall in its discretion exercised in good faith determine is reasonably necessary for the conduct of such affairs; provided, however, that it is expressly understood and agreed that the Managing Member shall not be required to devote its entire time or attention to the business of the Company as more specifically provided in section 3.8. In carrying out its obligations, the Managing Member shall:

(a)	Obtain and maintain such public liability, hazard and other insurance as may be deemed necessary or appropriate by the Managing Member;

(b)	Deposit all funds of the Company in one or more separate bank accounts with such banks or trust companies as the Managing Member may designate (withdrawals from such bank accounts to be made upon such signature or signatures as the Managing Member may designate);

(c)	Maintain at the principal office of the Company all of the following:

(i)	a current list of the full name and last known business or residence address of each Member, set forth in alphabetical order;

(ii)	a copy of the certificate of conversion and the certificate of formation required by Section 18-214 of the Act (“Certificate”) and all certificates of amendment to it;

(iii)	copies of the Company’s federal, state and local income tax returns and reports for the three most recent years; and

(iv)	copies of this Agreement and of any financial statements of the Company for the three most recent years.

The records listed in this subsection shall be subject to inspection and copying at the reasonable request and expense of any Member (or its duly authorized representative) during ordinary business hours;

(d)	Maintain at the principal office of the Company complete and accurate records of all properties owned by the Company and complete and accurate books of account (containing such information as shall be necessary to compute allocations and distributions), and make such records and books of account available for inspection and copying at the reasonable request and expense of any Member (or its duly authorized representative) during ordinary business hours;

(e)	Cause to be prepared and distributed to all Members within ninety (90) days after the end of the Company’s fiscal year:

(i)	A statement of cash receipts and disbursements;

(ii)	A statement of income for such year;

(iii)	A balance sheet as of yearend; and

(iv)	A statement showing all information required by the Members for preparation of their income tax returns;

(f)	Cause to be filed the Certificate and such other certificates and do such other acts as may be required by law to maintain the status and registration of the Company under the Act; and

(g)	Cause Schedule A to be amended from time to time as required by this Agreement, and upon each such amendment designate at the top of such Schedule that it is an “Amended Schedule A” and indicate immediately under such designation the effective date of such amendment.

3.4 Limitations on Actions of Managing Member. Notwithstanding the general authority conferred on the Managing Member pursuant to section 3.2, the Managing Member shall take the following actions only upon the approval of all the Members:

(a)	sell, transfer, exchange or otherwise dispose of any of the properties owned or operated by the Company except the sale of inventory in the ordinary course of business;

(b)	accept additional capital contributions from existing or new Members; and

(c)	admit additional or substitute Members to the Company.

3.5 Exculpation of Managing Member; Indemnity. In carrying out its duties hereunder, the Managing Member shall not be liable to the Company or to any Member for its good faith actions, or failure to act, or for any errors of judgment, or for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement, but only for its own willful misconduct in the performance of its obligations under this Agreement. Actions or omissions taken in reliance upon the advice of legal counsel as being within the scope of authority conferred by this Agreement shall be conclusive evidence of such good faith; however, good faith may be determined without obtaining such advice.

The Company does hereby indemnify and hold harmless the Managing Member, its Affiliates and their agents, Officers, employees, members, partners and directors against and from any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the indemnified person may be involved, or threatened to be involved, as a party or otherwise by reason of its status as the Managing Member or an Affiliate thereof, a director, officer, member, partner, employee or agent of the Managing Member or an Affiliate thereof, or a person serving at the request of the Company in another entity in a similar capacity, which relates to or arises out of the Company, its property, business or affairs, regardless of whether the indemnified person continues to be the Managing Member or an Affiliate thereof or their director, officer, member, partner, employee or agent at the time any such liability or expense is paid or incurred, if the indemnified person acted in good faith and in a manner it believed to be in the best interest of the Company, and the indemnified person’s conduct did not constitute gross negligence or willful misconduct, provided that in no event shall any Member be required to make an additional capital contribution to carry out this indemnification provision. An Affiliate of any person (“Affiliate”) means (i) any person directly or indirectly owning, controlling or holding the power to vote ten percent or more of the outstanding voting securities of the specified person; (ii) any person ten percent or more of whose outstanding voting securities is directly or indirectly owned, controlled or held with power to vote by the specified person; (iii) any person directly or indirectly controlling, controlled by, or under control with a specified person; (iv) any officer, director or Member of the specified person; and (v) any person of which the specified person is an officer, director, member or partner.

3.6 Reliance of Third Parties on Authority of Managing Member. No financial institution or any other person, firm or corporation dealing with the Managing Member shall be required to ascertain whether such Managing Member is acting in accordance with this Agreement, but such financial institution or such other person, firm or corporation shall be protected in relying solely upon the acts and assurances of and the execution of any instruments by such Managing Member.

3.7 Tax Elections; Tax Matters Member. The Managing Member shall have the exclusive right to make and determine, in its sole discretion, all options and elections with respect to the Internal Revenue Code of 1986, as amended from time to time (the “Code”) and Treasury Regulations (“Treasury Regulations” or “Treas. Reg.”) issued thereunder. Notwithstanding the foregoing, the Managing Member shall not revoke the election under Code

Section 754 unless it has received written direction to do so from CFLP. The Managing Member shall be the “tax matters partner” (as defined in Code Section 6231) and is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, and to expend Company funds for professional services and costs associated therewith. The tax matters partner shall provide all notices and perform all acts required of a tax matters partner under Subchapter C of Chapter 63 of the Code. The Managing Member is authorized to take any action that it determines to be necessary to comply with the requirements of Code Sections 1441, 1442, 1445 or 1446 with respect to withholding certain amounts with respect to payments or distributions to a Member who is not a U.S. person (as defined in Code Section 7701) or withholding of certain amounts with respect to the sale of a “United States real property interest” (as defined in Code Section 897). Notwithstanding the above, the Managing Member shall not have the authority to agree on behalf of any Member to an extension of time for assessment under Code Sections 6501(c)(4) or 6229(b)(1)(B).

3.8 Managing Member May Compete. The Members hereby acknowledge that the Managing Member may manage amusement parks or hotels owned by third parties pursuant to a joint venture arrangement as evidenced by this Agreement or for a fee, and that such other amusement parks or hotels may compete with the Parks. As long as such other management activities do not interfere with the affairs of the Company or the management and operation of the Parks as first-class amusement parks and hotels, the Managing Member may engage in such third party management activities. The Managing Member is not obligated to offer business opportunities to the Company, except for those directly related to the Parks.

3.9 Officers. An Officer may be removed with or without cause by the Managing Member whether or not the Officer acted in good faith. The initial Officers of the Company are:

(a)	Matthew A. Ouimet:	President and Chief Executive Officer

(b)	Brian C. Witherow:	Executive Vice President and Chief Financial Officer

(c)	Duffield E. Milkie:	Vice President and Secretary

3.10 No Compensation of Managing Member; Reimbursement of Expenses. The Managing Member is participating as a Member in the Company, and its sole compensation for managing the affairs of the Company and acting as Managing Member shall be its share of the Profits, Losses and Net Cash Flow of the Company. All expenses of the Managing Member incurred in connection with managing the Company and conducting the business of the Company shall be for the account of the Managing Member and shall not be paid by or reimbursed by the Company.

ARTICLE IV

COMPANY CAPITAL; ADVANCES BY MEMBERS

4.1 Capital Contributions. The Members have contributed to the capital of the Company the money or property described below. All capital contributions of the Members shall be credited to the Members’ Capital Accounts maintained by the Company in accordance with section 5.3. The Members shall have no obligation to make additional capital contributions to the Company. No interest shall be paid on capital contributions.

(a)	CFLP has contributed to the Company as of the close of business on December 31, 2014 all of its membership interests in Cedar Point, Valleyfair, Worlds of Fun, Dorney Park and Knotts, with an agreed fair market value as indicated on the books and records of the Company.

(b)	Magnum shall provide to the Company all services needed to operate the Parks on a day-to-day basis through its own employees compensated by it including administrative and head office services, but shall not be responsible for the expenses of maintaining and operating the Parks, which shall be for the account of the Company.

4.2 Additional Capital. If at any time or times the Managing Member determines that additional capital is required to preserve and maintain the business of the Company, CFLP shall have the opportunity but not the obligation to provide such additional capital. The Managing Member shall advise CFLP of the need for additional capital by written notice with a statement of the reasons such additional capital is needed. If within thirty (30) days from the date such notice is given CFLP has not delivered its written response to the Managing Member agreeing to provide such additional capital, the Managing Member in its sole discretion may seek to raise debt or equity (including from new Members) or may undertake to liquidate the Company pursuant to the provisions of section 8.2(c).

4.3 No Return of Contributions; Loans. Anything in this Agreement to the contrary notwithstanding, the Managing Member shall not be personally liable for the return of the capital contribution of any Member, or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets. If the Managing Member or any other Member shall advance any monies to the Company in excess of its contribution to the capital of the Company, the amount of any such advance shall not be deemed to be an additional capital contribution unless specifically so characterized, but instead shall be treated as a loan and shall bear interest at no less than the minimum rate required to avoid the imputation of interest under Code Section 7872 (whether or not such Section applies to the loan) and shall be an obligation of the Company to such Member payable in accordance with the other terms of such advance prior to payment of any cash distribution pursuant to Article V and, in the case of liquidation, in accordance with the provisions of section 8.2.

ARTICLE V

FISCAL YEAR; ACCOUNTING; ALLOCATION OF PROFITS AND LOSSES;

DISTRIBUTIONS

5.1 Fiscal Year. The fiscal year of the Company shall be the calendar year.

5.2 Method of Accounting. The Company books shall be kept in such manner and by using such method of accounting as the Managing Member may determine, and the Managing Member may change accounting methods whenever it believes a change to be in the best interest of the Company.

5.3 Maintenance of Capital Accounts. A capital account (“Capital Account”) shall be maintained by the Company for each Member in accordance with Treas. Reg. §1.704 1(b)(2)(iv). The initial amount credited to the Capital Account of each Member shall be the amount of such Member’s initial contribution to the capital of the Company. The Capital Account of each Member shall also be (i) credited with the amount of any additional contributions made by such Member, (ii) credited with the amount of any Profits and any other items of income or gain allocated to such Member, (iii) debited by the amount of any Losses and any other items of loss or deduction allocated to such Member, and (iv) debited with the amount of all actual and deemed distributions made to such Member. Any contribution or distribution of property in kind shall be credited or debited, respectively, in an amount equal to the Carrying Value of such property, net of liabilities secured by such property that the Company or a Member, respectively, is considered to assume or take subject to under Code Section 752. Upon adjustment to the adjusted tax basis of Company property pursuant to Code Sections 732, 734 or 743, the Capital Accounts of the Members shall be adjusted as provided in Treas. Reg. §1.704-1(b)(2)(iv)(m).

5.4 Allocation of Profits and Losses.

(a)	Profits shall be allocated to the Members in accordance with the Members’ Percentages of Company Interest. The term “Percentage of Company Interest” shall mean the percentage interest of any Member in the Profits, Losses and Net Cash Flow of the Company as indicated on Schedule A, as such Schedule shall be amended from time to time.

(b)	Losses shall be allocated to the Members in accordance with their Percentages of Company Interest.

(c)	The special allocations set forth in section 10.2 shall be made prior to the allocations under this section.

(d)	“Profits” and “Losses” shall mean an amount equal to the Company’s taxable income or loss, respectively, for any period from all sources, determined in accordance with Code Section 703(a), adjusted in the following manner: (i) the income of the Company that is exempt from federal income tax or not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss; (ii) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as described in such Section pursuant to Treas. Reg. §1.704 1(b)(2)(iv)(i) or not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss; and (iii) any items that are specially allocated pursuant to section 10.2 (including specifically section 10.2(c)) shall not be taken into account in computing Profits and Losses.

(e)

Once each calendar year, as of the first day of such year, the Members shall redetermine their Percentages of Company Interest and shall state such new Percentages of Company Interest in an amended Schedule A.

Such redetermination shall not be made prior to December 1 of the preceding calendar year or later than April 15 of such calendar year. In making such redetermination the Members shall act in good faith and shall take into account the on-going value of the properties and services each has and is required to render to the Company.

5.5 Distribution of Net Cash Flow. Except in connection with the liquidation of the Company, in which case all distributions shall be made in accordance with Article VIII, distributions of Net Cash Flow shall be payable to the Members on each business day in accordance with the Members’ Percentages of Company Interest.

5.6 Definition of Net Cash Flow. “Net Cash Flow” of the Company shall be computed by deducting from the gross amounts received by the Company from all sources: (i) all operating expenses of the Company, including taxes, insurance premiums, and materials but excluding depreciation and amortization allowances, (ii) interest and principal payments on indebtedness of the Company (including advances by Members in accordance with section 4.3), (iii) proceeds from borrowing or proceeds from the sale, exchange or other disposition of Company assets, (iv) additions to reserves, (v) all cash expenditures for fixed asset additions, improvements and replacements, and purchase of inventory (vi) capital contributions, and (vii) any other amounts that the Managing Member determines, in its sole discretion, shall be retained for investment in the Company business.

ARTICLE VI

TRANSFER OF COMPANY INTERESTS

6.1 No Transfer of Company Interest. Except as specifically provided in this Agreement, no Member may sell, assign, or in any manner transfer all or any part of its Company interest.

6.2 Compliance with Securities Act of 1933. No Member’s interest in the Company has been registered under the Securities Act of 1933 in reliance upon the exemption provided in Section 4(2) of such act. Notwithstanding any other provisions in this Agreement, no Company interest of a Member may be offered for sale, sold, transferred or otherwise disposed of unless, at the expense of the transferring Member, the Company has received an opinion of counsel for the Company or counsel acceptable to its counsel, to the effect that such transfer is exempt from registration under the Securities Act of 1933 and is in compliance with all applicable federal and state securities laws and regulations. The Managing Member may, in its sole discretion, waive the requirements of this section with respect to the transfer of any interest, but any such waiver shall not constitute a waiver of any subsequent transfer of such interest or the transfer of any other interest.

6.3 Sale of Interest to Other Members. Any Member may sell, assign or otherwise transfer all or any part of his Company interest to another Member or an affiliate of the other Member, at such price and on such other terms as the parties may agree.

6.4 Transfer Permitted If Other Members Approve. A Member may transfer its Company interest to any person with the approval of all the other Members, which approval may be arbitrarily withheld. Such approval of the transfer of any interest by the Members shall not constitute approval of any subsequent transfer of such interest or the transfer of any other interest.

6.5 Admission of Transferee as Substituted Members. An assignee of a Member’s Company interest shall not become a substituted Member unless and until all the other Members consent in writing to such substitution, which consent may be arbitrarily withheld. If the other Members do not consent to the substitution of an assignee of a Member’s Company interest, the transferor Member shall not retain any rights of a Member under the Act. An assignee of a Member’s Company interest who is not admitted as a substituted Member under this section shall not be entitled to: (i) require any accounting of the Company’s transactions; (ii) inspect the Company’s books and records; (iii) require any information from the Company; or (iv) exercise any privilege or right of a Member which is not specifically granted to a non-substituted transferee of a Company interest under the Act.

6.6 Allocations and Distributions with Respect to Transferred Company Interests. If any transfer of an interest in the Company permitted by this Agreement occurs during a fiscal year (whether or not the assignee is admitted as a substituted Member), then all allocations of Profits and Losses attributable to the transferred Company interest for such year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such fiscal period, using any convention or method of allocation selected by the Managing Member which is then permitted under Code Section 706 and the regulations promulgated thereunder. All distributions of Net Cash Flow made or payable prior to the effective date of any such transfer shall be made to the transferor and any such distributions made or payable after the effective date of such transfer shall be made to the transferee.

6.7 Withdrawal of Member. Any Member may withdraw from the Company as of the end of any calendar year by giving at least ninety (90) days written notice of the intent to withdraw to all the other Members. A Member may not otherwise withdraw from the Company except with the approval of all the other Members, which consent may be arbitrarily withheld.

ARTICLE VII

RESIGNATION, BANKRUPTCY OR DISSOLUTION OF A MEMBER

7.1 Resignation of Managing Member. A Managing Member may resign as the Managing Member of the Company as of the end of any calendar year upon giving at least ninety (90) but not more than one hundred eighty (180) days’ notice in writing of its intention to do so to all the other Members. Such notice shall be effective to cause the dissolution of the Company on the date of resignation specified therein unless before that date all the Members (including the Managing Member) agree to continue the Company.

7.2 Bankruptcy, Liquidation, Etc. of a Member. On the bankruptcy, liquidation, dissolution, or other cessation of existence of a Member, the Company shall be dissolved unless within ninety (90) days after the date of any such event the remaining Members elect to continue the Company.

7.3 Bankruptcy of Member. Upon the bankruptcy, dissolution or other cessation to exist as a legal entity of a Member, and after such time as the Company shall have received written notice thereof, the authorized representative of such entity shall have all of the rights of a Member for the purposes of effecting the orderly winding up and disposition of the affairs of such individual or entity.

ARTICLE VIII

TERMINATION, DISSOLUTION AND LIQUIDATION OF THE COMPANY

8.1 Events of Dissolution. Upon the withdrawal of any Member pursuant to section 6.7, the resignation of the Managing Member pursuant to section 7.1 and the failure of the Members to continue on such terms as they may agree, the bankruptcy, dissolution or other cessation to exist as a legal entity of a Member and the failure of the other Members to continue the Company pursuant to section 7.2, or the failure of the Members to agree on the Percentages of Company Interest for any calendar year by April 15 of such year, the Company shall be dissolved and liquidated in accordance with the provisions of this Article.

8.2 Liquidation. (a) Upon the dissolution of the Company, the then Managing Member, or, if there be none, the Liquidating Trustee appointed pursuant to section 8.3, shall proceed with the liquidation of the Company, and the liquidation proceeds shall be applied in the following order:

(i)	To creditors in order of priority as provided by law, except for any indebtedness owing to any Member.

(ii)	To the establishment of any reserves that may be deemed by the Managing Member or other persons having control of the liquidation proceedings to be reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

(iii)	To the Members in satisfaction of any indebtedness owing to them; and

(iv)	To the Members in accordance with their positive Capital Account balances.

(b)	Upon liquidation of the Company, each Member shall contribute to the Company cash equal to any deficit balance in its Capital Account at that time.

(c)

For purposes of the liquidation of the Company assets, the discharge of its liabilities and the distributions of the remaining funds among the Members as above described, the Managing Member or Liquidating Trustee shall have authority to sell, convey, exchange or otherwise transfer assets to third parties for such consideration and upon such terms and conditions as it deems appropriate. The Managing Member or the Liquidating Trustee, in its sole discretion, may make distributions of assets in kind to Members. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities of the Company to creditors to enable the Company to minimize normal losses during a liquidation period.

8.3 Election of Liquidating Trustee. In the event there is no Managing Member at the time of dissolution, the Members shall elect, by vote of a majority of Percentages of Company Interest, one of their members or any other person, firm or corporation of their choice to act as liquidating trustee (“Liquidating Trustee”) in the liquidation of the Company business in accordance with the provisions of this Article.

8.4 Statements. Each of the Members shall be furnished with a statement prepared by the Company’s accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation. When the then Managing Member, or if there be none, the Liquidating Trustee, has complied with the distribution plan set forth in this Article, the Managing Member or the Liquidating Trustee, as the case may be, shall execute and cause to be filed any statements or documents then required by the Act.

ARTICLE IX

AMENDMENT OF THE AGREEMENT

9.1 Amendments. This Agreement may be amended only with the written approval of all Members.

ARTICLE X

DEFINITIONS, TAX PROVISIONS

10.1 Definitions. The capitalized terms used in this Agreement shall have the meanings as defined in the provision referenced below, where such term appears in boldface print.

“Act” is defined in the preamble.

“Adjusted Capital Account Balance” is defined in section 10.2(a)(ii).

“Affiliate” is defined in section 3.5.

“Assets” is defined in the Recitals.

“Agreement” is defined in the preamble.

“Certificate” is defined in section 3.3(c).

“Capital Account” is defined in section 5.3.

“Carrying Value” is defined in section 10.2(d)(i).

“Cedar Point” is defined in the Recitals.

“CFLP” is defined in the Recitals.

“Code” is defined in section 3.7.

“Company” is defined in section 1.1.

“Depreciation” shall mean, for each fiscal year, an amount equal to the depreciation, amortization or cost recovery deduction allowable for federal income tax purposes for such fiscal year, unless the Carrying Value for an asset differs from the adjusted basis of such asset for federal income tax purposes, in which case Depreciation shall be determined in accordance with Treas. Reg. §1.704-3(d)(2).

“Dorney Park” is defined in the Recitals.

“Knotts” is defined in the Recitals.

“Liquidating Trustee” is defined in section 8.3.

“Losses” is defined in section 5.4(d).

“Magnum” is defined in the Recitals.

“Managing Member” is defined in the Recitals.

“Member Nonrecourse Debt” is defined in section 10.2(a)(i)(B).

“Member Nonrecourse Debt Minimum Gain” is defined in section 10.2(a)(i)(B).

“Member Nonrecourse Deductions” is defined in section 10.2(a)(iv).

“Members” is defined in the Recitals.

“Minimum Gain” is defined in section 10.2(a)(i)(A).

“Net Cash Flow” is defined in section 5.6.

“Nonrecourse Deductions” is defined in section 10.2(a)(iii).

“Nonrecourse Liability” is defined in section 10.2(a)(iii).

“Officers” is defined in section 3.2(h).

“Parks” is defined in the Recitals.

“Percentage of Company Interest” is defined in section 5.4(a).

“Profits” is defined in section 5.4(d).

“Treasury Regulations” and “Treas. Reg.” are defined in section 3.7.

“Valleyfair” is defined in the Recitals.

“Worlds of Fun” is defined in the Recitals.

10.2 Tax Provisions. The following provisions apply for all purposes of this Agreement.

(a)	Allocations Required by Treasury Regulations.

(i)	(A) Subject to the exceptions set forth in Treas. Reg. §§1.704-2(f)(2)—(5), if there is a net decrease in Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Minimum Gain, determined in accordance with Treas. Reg. §1.704-2(g)(2). “Minimum Gain” shall have the meaning set forth in Treas. Reg. §§1.704-2(b)(2) and 1.704-2(d). This paragraph is intended to comply with the minimum gain chargeback requirement in Treas. Reg. §§1.704-2(b)(2) and (f) and shall be interpreted consistently therewith.

(B) Subject to the exceptions set forth in Treas. Reg. §1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Company fiscal year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain, determined in accordance with Treas. Reg. §1.704-2(i)(3), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain, determined in accordance with Treas. Reg. §1.704-2(i)(5). This paragraph is intended to comply with the minimum gain chargeback requirement in Treas. Reg. §1.704-2(i)(4) and shall be interpreted consistently therewith. “Member Nonrecourse Debt Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, determined in accordance with Treas. Reg. §1.704-2(i). “Member Nonrecourse Debt” shall have the meaning set forth in Treas. Reg. §1.704-2(b)(4).

(ii)

In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficits in its Adjusted Capital Account Balance created by such adjustments, allocations or distributions as quickly as possible. This paragraph is intended to constitute a “qualified income offset” within the meaning of Treas. Reg. §1.704-1(b)(2)(ii)(d), and shall be interpreted consistently therewith. “Adjusted Capital Account Balance” means the balance in the Capital Account of a Member as of the end of the relevant fiscal year of the Company, after giving effect to the following: (a) credit to such Capital Account any amounts the Member is obligated to restore, pursuant to the terms of this Agreement or otherwise, or is deemed obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§1.704-2(g)(1) and 1.704-2(i)(5), and (b) debit to such capital account the items described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), (5) and (6).

(iii)	Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to CFLP. “Nonrecourse Deductions” shall have the meaning set forth in Treas. Reg. §1.704-2(b)(1). The amount of Nonrecourse Deductions for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of Minimum Gain during that fiscal year over the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Minimum Gain, determined according to the provisions of Treas. Reg. §1.704-2(c). “Nonrecourse Liability” shall have the meaning set forth in Treas. Reg. §1.704-2(b)(3).

(iv)	Member Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treas. Reg. §1.704-2(i). “Member Nonrecourse Deductions” shall have the meaning set forth in Treas. Reg. §1.704-2(i)(2). For any Company taxable year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during the year, if any, in the amount of Member Nonrecourse Debt Minimum Gain reduced (but not below zero) by proceeds of the liability that are both attributable to the liability and allocable to an increase in the Member Nonrecourse Debt Minimum Gain.

(v)	The allocations set forth in section 10.2(a) are intended to comply with certain requirements of Treasury Regulations promulgated under Code Section 704. Such allocations shall be taken into account in allocating other Profits, Losses, and items of income, gain, loss, and deduction to each Member so that, to the extent possible, and to the extent permitted by Treasury Regulations, the net amount of such allocations of other Profits, Losses, and other items and such allocations to each Member shall be equal to the net amount that would have been allocated to each Member if such allocations had not been made.

(vi)	Nonrecourse liabilities, as defined in Treas. Reg. §1.752-1(a)(2), shall be allocated to CFLP pursuant to Treas. Reg. §1.752-3(a)(3) in an amount equal to any Section 704(c) gain in excess of that allocated pursuant to Treas. Reg. §1.752-3(a)(2).

(b)	Rules of Application.

(i)	Profits and Losses and other items of income, gain, loss and deduction shall be allocated to the Members in accordance with the portion of the year during which the Members have held their respective interests. All items of income, loss and deduction shall be considered to have been earned ratably over the period of the fiscal year of the Company, except that (A) gains and losses arising from the disposition of assets shall be taken into account as of the date thereof, and (B) with the consent of the Managing Member and all affected parties, the preceding items may be allocated by using an “interim closing of the books” method.

(ii)	In the event the Company is entitled to a deduction for interest imputed under any provision of the Code on any loan or advance from a Member (whether such interest is currently deducted, capitalized or amortized), such deduction shall be allocated solely to such Member.

(iii)	To the extent any payments in the nature of fees paid to a Member are finally determined to be distributions to a Member for federal income tax purposes, there will be a gross income allocation to such Member in the amount of such distribution.

(iv)	Losses shall not be allocated to any Member to the extent that such allocation would result in a deficit in its Adjusted Capital Account Balance while any other Member continues to have a positive Adjusted Capital Account Balance; in such event Losses shall first be allocated to Members with positive Adjusted Capital Account Balances in proportion to such balances, until their positive Adjusted Capital Account Balances have been reduced to zero. To the extent that any Losses are allocated pursuant to this paragraph, Profits shall thereafter be allocated in reverse order of such allocations of Losses to the extent of such Losses.

(v)	The allocation of Profits and Losses to any Member shall be deemed to be an allocation to that Member of the same proportionate part of each separate item of taxable income, gain, loss, deduction or credit that comprises such Profits and Losses.

(c)	Other Special Allocations.

(i)	Any deduction for Depreciation shall be specially allocated to CFLP.

(ii)	Gain or loss resulting from the disposition of an asset shall be computed by reference to the Carrying Value of such asset and shall be specially allocated to CFLP.

(iii)	In the event the Carrying Value of any asset owned by the Company is adjusted pursuant to section 10.2(d)(ii), (iii) or (iv) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset and shall be specially allocated to CFLP.

(iv)	To the extent an adjustment under Code Section 734(b) is required by Treas. Reg. §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest, the amount of such item shall be treated as an item of gain or loss from the disposition of the asset and shall be specially allocated to CFLP.

(d)	Rules Concerning Calculations of Profits and Losses and Code Section 704(c) Tax Allocations.

(i)	“Carrying Value” shall mean (a) with respect to contributed property, the agreed value of such property reduced (but not below zero) by Depreciation, (b) with respect to property the book value of which is adjusted pursuant to Treas. Reg. §§1.704-1(b)(2)(iv)(d), (e) or (f), the amount determined pursuant to sections 10.2(d)(iii) or (iv), and (c) with respect to any other property, the adjusted basis of such property for federal income tax purposes as of the time of determination.

(ii)	Upon the occurrence of any of the following events, the Carrying Value of Company property shall be adjusted to its fair market value, as determined by the Managing Member:

(A)	The acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution;

(B)	The distribution by the Company to a Member of more than a de minimis amount of property or money in consideration for an interest in the Company;

(C)

The grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity or in anticipation of being a Member; or

(D)	The “liquidation” of the Company within the meaning of Treas. Reg. §1.704-1(b)(2)(ii)(g).

The revaluation of the Company property referred to in the immediately preceding sentence shall be made in accordance with Treas. Reg. §1.704-1(b)(2)(iv)(f).

(iii)	Upon an issuance of additional Company interests for cash or contributed property, the Carrying Value of all Company properties shall, immediately prior to issuance, be adjusted (consistent with the provisions hereof) upward or downward to reflect any unrealized gain or unrealized loss attributable to each Company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of such property at the fair market value thereof immediately prior to such issuance, and had been allocated to the Members, at such time, pursuant to section 10.2(c) of the Agreement). In determining such unrealized gain or unrealized loss attributable to the properties, the fair market value of Company properties shall be determined by the Managing Member using such reasonable methods of valuation as it may adopt.

(iv)	Immediately prior to the distribution of any Company property in liquidation of the Company or any Member’s interest in the Company, the Carrying Values of all Company properties shall be adjusted (consistent with the provisions hereof) upward or downward to reflect any unrealized gain or unrealized loss attributable to each Company property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of each such property, immediately prior to such distribution, and had been allocated to the Members, at such time, pursuant to section 10.2(c) of the Agreement). In determining such unrealized gain or unrealized loss attributable to the properties, the fair market value of Company properties shall be determined by the Managing Member using such reasonable methods of valuation as it may adopt.

(v)

In accordance with Code Section 704(c) and the regulations thereunder, income, gain, loss and deduction with respect to any contributed property shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its agreed value, pursuant to the

“remedial allocation method” as defined in Treas. Reg. §1.704-3(d).

(vi)	In the event the Carrying Value of any Company asset is adjusted as described in paragraph (iii) or (iv) above, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Carrying Value in the same manner as under Code Section 704(c) and the regulations thereunder using the “remedial allocation method.”

(vii)	A transferee of a Company interest will succeed to the Capital Account relating to the Company interest transferred.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. Any and all notices or other communications which may be sent to any Member shall be sent to the address listed in Schedule A, unless the Company is notified in writing of any change of address. Notices or other communications shall be deemed to have been given only when hand delivered or deposited with the United States Post Office by registered or certified mail addressed as set forth above.

11.2 No Partition of Company Property. Each of the Members hereby irrevocably waives any and all rights, duties, obligations and benefits with respect to any action for partition of Company property or to compel any sale thereof. Further, all rights, duties, benefits and obligations, including inventory and appraisement of the Company assets or sale of a deceased Member’s interest therein, provision for which is made in the Act, or on account of the operation of any other rule or law of any other jurisdiction to compel any sale or appraisement of Company assets or sale of a deceased Member’s interest therein, are hereby waived and dispensed with and the interest in the Company of a deceased Member shall be subject to the provisions of this Agreement.

11.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

11.4 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement, notwithstanding that all of the parties are not signatories to the original or the same counterpart, or that signature pages from different counterparts are combined, and the signature of any party to any counterpart shall be deemed to be a signature to and may be appended to any other counterpart.

11.5 Gender; Captions. Words of any gender used in this Agreement shall be held to include any other gender, and words of the singular number shall be held to include the plural (and vice versa), when the sense requires. The captions to each Article and section are inserted only as a matter of convenience and for reference only and in no way define, limit or describe the scope or intent of this Agreement or in any way affect it.

11.6 Entire Agreement. This Agreement contains the entire understanding between the parties and supersedes any prior understanding and agreements between them respecting the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between and among the parties hereto relating to the subject matter of this Agreement which are not described herein.

11.7 Provisions Severable. This Agreement is intended to be performed in accordance with and only to the extent permitted by, all applicable laws, ordinances, rules and regulations of the jurisdictions in which the Company does business. If any provision of this Agreement, or the application thereof to any person or circumstance, shall for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

11.8 Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of all Members and their respective legal representatives, heirs, permitted successors and permitted assigns.

IN WITNESS WHEREOF, the parties have entered into this Agreement and have hereunto set their hands to multiple copies hereof on December 31, 2014 to be effective as provided in section 1.2.

CEDAR FAIR, L.P.
By Cedar Fair Management, Inc.
Its General Partner

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	EVP and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION

By:	/s/ Brian C. Witherow
Name:	Brian C. Witherow
Title:	EVP and Chief Financial Officer

Signature Page to Operating Agreement of Millennium Operations LLC

SCHEDULE A

Effective: January 1, 2015

MILLENNIUM OPERATIONS LLC

Address of Principal Office of the Company
One Cedar Point Drive Sandusky, Ohio 44870

Name and Business Address of Managing Member	Percentage of Company Interest
Magnum Management Corporation One Cedar Point Drive Sandusky, Ohio 44870	%

Name and Business Address of Other Member	Percentage of Company Interest
Cedar Fair, L.P. One Cedar Point Drive Sandusky, Ohio 44870	%

A-1